SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Dade Behring Holdings, Inc.
(Name of Subject Company)

Siemens Aktiengesellschaft
(Name of Filing Persons (Offeror))
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
23342J206
(CUSIP Number of Class of Securities)

Kevin M. Royer
Siemens Corporation
153 East 53rd Street
New York, New York 10022
(212) 258-4797
(Name Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)

Copy to:
John A. Healy
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not Applicable	Not Applicable
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
This Tender Offer Statement on Schedule TO (this “Statement”) relates to a planned tender offer by Belfast Merger Co. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Siemens Corporation (“Parent”), a Delaware corporation and indirect wholly owned subsidiary of Siemens Aktiengesellschaft (“Siemens AG”), a corporation formed under the laws of the Federal Republic of Germany, for all of the issued and outstanding shares of common stock of Dade Behring Holdings, Inc. (“Dade Behring”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of July 25, 2007, by and among Parent, Purchaser and Dade Behring.
The tender offer described in this Statement has not yet been commenced. This Statement is neither an offer to purchase nor a solicitation of an offer to sell shares of Dade Behring. At the time the tender offer is commenced, Purchaser and Parent intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and thereafter Dade Behring will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. These documents will contain important information about the tender offer, and shareholders of Dade Behring are urged to read them carefully when they become available. When they become available, copies of these and other documents filed by Dade Behring, Purchaser, Parent or Siemens AG with the SEC may be obtained for free at the website maintained by the SEC at www.sec.gov.

EXHIBIT INDEX
Exhibit No.
99.1	Press release dated July 25, 2007